UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 1)

PEC SOLUTIONS, INC.

(Name of Subject Company — Issuer)

NORTEL NETWORKS INC.
PS MERGER SUB, INC.

(Names of Filing Persons — Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

705107100
(CUSIP Number of Class Securities)

Nicholas J. DeRoma
Chief Legal Officer
8200 Dixie Road, Suite 100
Brampton, Ontario, Canada L6T 5P6
(905) 863-0000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Donald Leo Toker, Jr.
Crowell & Moring LLP
1001 Pennsylvania Avenue, NW
Washington, DC 20004
(202) 624-2500

CALCULATION OF FILING FEE:

Transaction valuation	Amount of filing fee

$471,457,100*	$55,500**

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation is based upon (i) the purchase of 27,596,601 shares (the “Shares”) of common stock, par value $0.01 per share, of PEC Solutions, Inc., at a price per share of $15.50 in cash, and (ii) the cash payable with respect to 4,135,954 options with a weighted average exercise price of $4.93 per share. The cash payments made with respect to each of the options represents the difference between the exercise price of the option or warrant and $15.50. The number of Shares and options described in items (i) and (ii) represent all of the outstanding Shares and all options with an exercise price of less than $15.50 per share of PEC Solutions, Inc. as of April 25, 2005.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously

Paid:	$55,500	Filing Party:	Nortel Networks Inc.

Form or	Schedule TO	Date Filed:	May 3, 2005
Registration No.:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

      This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2005, by PS Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Nortel Networks Inc., a Delaware corporation (“Parent”), and Parent, relating to the third-party tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of PEC Solutions, Inc., a Delaware corporation (the “Company”), at a purchase price of $15.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

Item 2. Subject Company Information.

Item 2 of the Schedule TO is hereby amended and supplemented as follows:

      The third and fourth sentences under the third paragraph of Section 8 of the Offer to Purchase (“Certain Information Concerning the Company.”) is hereby amended and supplemented by deleting the same in its entirety and inserting in lieu thereof the following:

“You may read and copy any reports, statements or other information filed at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.”

Item 3. Identity and Background of Filing Person.

Item 3 of the Schedule TO is hereby amended and supplemented as follows:

      The seventh paragraph of Section 9 of the Offer to Purchase (“Certain Information Concerning Nortel Networks Corporation, Nortel Networks Limited, Nortel Networks Inc. and PS Merger Sub, Inc.”) is hereby amended and supplemented by deleting the same in its entirety and inserting in lieu thereof the following:

“None of NNC, NNL, Parent or Purchaser has, and to their knowledge, none of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of NNC, NNL, Parent or Purchaser has, and to their knowledge, none of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.”

      The third and fourth sentences of the last paragraph of Section 9 of the Offer to Purchase (“Certain Information Concerning Nortel Networks Corporation, Nortel Networks Limited, Nortel Networks Inc. and PS Merger Sub, Inc.”) is hereby amended and supplemented by deleting such paragraph in its entirety and inserting in lieu thereof the following:

“You may read and copy any reports, statements or other information filed at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.”

      The information concerning set forth in Schedule I of the Offer to Purchase under Directors of NNC and NNL concerning Sherwood Hubbard Smith, Jr is hereby amended and supplemented by deleting such paragraph in its entirety and inserting in lieu thereof the following:

Name	Principal Occupation, Five-Year Employment History and Citizenship
Sherwood Hubbard Smith, Jr.	Mr. Smith has been a director of NNC since March 7, 2000 and of NNL since April 28, 1994. He serves on the audit committee and the joint leadership resources committee of NNC, and on the audit committee, the joint leadership resources committee and the pension fund policy committee (Chairman) of NNL. Mr. Smith is Chairman Emeritus of the Board at Carolina Power & Light Company, d/b/a Progress Energy Carolinas, Inc., a subsidiary of Progress Energy, Inc. He is also a trustee of Northwestern Mutual Life Insurance Company, Chairman of the Triangle Universities Center for Advanced Studies and Vice-Chairman of the Research Triangle Foundation. Mr. Smith is a citizen of the United States of America.

      The information set forth in Schedule I of the Offer to Purchase under Executive Officers of NNC and NNL concerning Albert Roger Hitchcock and Dion Constandino Joannou is hereby amended and supplemented by deleting such paragraph in its entirety and inserting in lieu thereof the following:

Name	Principal Occupation, Five-Year Employment History and Citizenship
Albert Roger Hitchcock	Mr. Hitchcock has been employed by Nortel for the past five years, including serving as Chief Information Officer (CIO) since 2002. Prior to his appointment as CIO in 2002, Mr. Hitchcock was Information Services (IS) Leader for the Europe, Middle East and Africa (EMEA) region in 2001 and 2002, and he was the IS Leader for Nortel Networks Optical Components group in 2000 and 2001. Mr. Hitchcock is a citizen of the United Kingdom.

Dion Constandino Joannou	Mr. Joannou has been employed by Nortel for the past five years, including serving as Chief Strategy Officer since 2004. He served as president of Caribbean and Latin America (CALA) from 2002 to 2004 until he was appointed Chief Strategy Officer and was a vice president from 2000 to 2002. Mr. Joannou is a citizen of the United States of America.

Item 4. Terms of the Transaction.

      Item 4 of the Schedule TO is hereby amended and supplemented as follows:

      The reference to “as promptly as practicable” in the sixth paragraph of Section 2 of the Offer to Purchase (“Acceptance for Payment and Payment for Shares.”) is hereby deleted and replaced by the term “promptly”.

      The last paragraph of Section 5 of the Offer to Purchase (“Material Federal Income Tax Consequences”) is hereby amended by deleting the first sentence thereof in its entirety.

      The references to “Parent in its sole discretion” in clause (iv) the first sentence paragraph of Section 15 of the Offer to Purchase (“Certain Conditions of the Offer”) and clause (iv) of the second paragraph of the cover page of the Offer to Purchase, each with respect to the DSS Condition, is hereby amended by and supplemented by deleting such references in their entirety and inserting in lieu thereof “Parent in its sole reasonable discretion”.

      Section 15 of the Offer to Purchase (“Certain Conditions of the Offer”) is hereby amended by and supplemented by inserting the following as a new paragraph immediately prior to the penultimate paragraph thereof:

“Without limitation of their rights to waive any of the foregoing conditions, Parent and Purchaser currently do not intend to proceed with acceptance for payment or payment for shares of Company Common Stock if any of the foregoing conditions occurs.”

      The penultimate paragraph of Section 15 of the Offer to Purchase (“Certain Conditions of the Offer”) is hereby amended by and supplemented by inserting at the end of each of the two sentences therein the phrase “, prior to the expiration of the Offer as it may be extended from time to time”.

      The first sentence of the penultimate paragraph of Section 16 of the Offer to Purchase (“Legal Matters; Required Regulatory Approvals”) is hereby amended by and supplemented by deleting such paragraph in its entirety and inserting in lieu thereof the following.

“Section 122.4(b) of the International Traffic in Arms Regulations (“ITAR”) requires registrants under the ITAR to notify the Directorate of Defense Trade Controls (“DDTC”) at the U.S. State Department, by registered mail, 60 days in advance of any intended sale or transfer to a foreign person of ownership or control of the registrant or “any entity thereof”.”

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO is hereby amended and supplemented as follows:

      The reference to “Section 12(c)(4) of the Exchange Act” in the second paragraph of Section 13 of the Offer to Purchase (“Purpose of the Offer; Plans for the Company.”) is hereby amended and replaced by reference to “Section 12(g)(4) of the Exchange Act”.

      Item 12. Exhibits

      Exhibit (a)(1)(B) (“Letter of Transmittal”) is hereby amended as follows:

      The reference to “as promptly as practicable” in Instruction 4 of the Letter of Transmittal is hereby deleted and replaced by the term “promptly”.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: May 16, 2005

NORTEL NETWORKS INC.
By:	/s/ STEPHEN SZEREMETA
Stephen Szeremeta
Assistant Secretary, Nortel Networks Inc.

PS MERGER SUB, INC.
By:	/s/ ARNO NADOLNY
Arno Nadolny
President